SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 1) *

CHINA GREEN AGRICULTURE, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 16943W 105
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 16943W 105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 4,740,902
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,740,902
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,535,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.15%
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 to Schedule 13D (“Amendment No.1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2008 (the “Original Schedule 13D”), and is being filed on behalf of Mr. Tao Li (the “Reporting Person”), the reporting Person is the President and Chief Executive Officer of China Green Agriculture, Inc., a Nevada company (the “Company” or the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D. Except as otherwise expressly provided herein, all items of the Original Schedule 13D remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by adding the following thereto:

Reference is made to the Call Option Agreement entered into between the Reporting Person and Mr. Yinshing David To described under Item 6 of this Schedule 13D, where the Reporting Person has the opportunity to acquire up to 6,535,676 shares of the Issuer’s Common Stock (the “Earn In Shares”), from Mr. To, upon the occurrence of certain conditions, which is further described under Item 1.01 of the Issuer’s Report on Form 8-K, dated January 2, 2008 (the “Call Option Agreement”).

On January 16, 2008, the Reporting Person entered into an employment agreement with Techteam to serve as the Chief Executive Officer and the Chairman of Board Directors of Techteam, for a period of five years (the “Employment Agreement”). Under the terms of the Call Option Agreement, upon entry of the Employment Agreement, 3,267,838 shares of the Common Stock shall be transferred from Mr. To to the Reporting Person (the “First Transfer”). Such First Transfer was effectuated on March 26, 2008 by Mr. To. Concurrently with the First Transfer, the Reporting Person instructed Mr. To to deliver a total amount of 1,794,774 shares out of the 3,267,838 shares to be transferred to his wife, Ms. Hua Zhang, and his son, Mr. Zhuoyu Li, as gifts, with each of them receiving 897,387 shares of Common Stock.

Therefore, immediately after the First Transfer, the Reporting Person was deemed to beneficially own 3,267,838 shares of the Common Stock including 1,794,774 shares owned by his wife and son.

On September 2, 2008, Mr. To transferred to the Reporting Person an aggregate of 2,178,558 shares of Common Stock (the “Second Transfer”). Such Second Transfer represented two separate transfers of 1,089,280, respectively, as a result of the fulfillment of certain conditions (referred to in the Call Option Agreement as Conditions 2 and 3) of the Call Option Agreement. Pursuant to Condition 2 of the Call Option Agreement, the Reporting Person received from Mr. To 1,089,279 shares of Common Stock when the U.S. Securities and Exchange Commission declared the registration statement filed by the Company under the Securities Act of 1933 effective as of August 6, 2008. In accordance with Condition 3 of the Call Option Agreement, the Reporting Person received from Mr. To another 1,089,279 shares of Common Stock because TechTeam achieved not less than $7,000,000 in pre tax profits, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the fiscal year ended June 30, 2008.

Immediately after the Second Transfer, the Reporting Person therefore beneficially owned a total of 5,446,396 shares of Common Stock.

Upon the satisfaction of Condition 4 set forth in the Call Option Agreement, which was that Techteam achieve not less than $4,000,000 in pre tax profits, as determined under GAAP for the six months ended December 31, 2008, Mr. To transferred 1,089,280 shares of Common Stock to the Reporting Person on February 24, 2009.

The Reporting Person therefore beneficially owns an aggregate of 6,535,676 shares as of the date of this Report. However, the Reporting Person hereby declares that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of a total of 1,794,774 shares of Common Stock owned directly by his wife and son.

Item 5.  Interest in Securities of the Issuer.

Item 5 is herby amended and restated in its entirety to read as follows:

(a) & (b) As of the date hereof, the Reporting Person may be deemed to beneficially own a total of 6,535,676 shares of the Issuer’s Common Stock. Such total includes 897,387 shares held by Hua Zhang, the wife of the Reporting Person, and another 897,387 shares held by Zhuoyu Li, the son of the Reporting Person.  Despite of such family relationship among Ms. Zhang, Mr. Li and the Reporting Person, the Reporting Person disclaims to share the voting power and dispositive power over the aggregate of 1,794,774 shares held by the immediate family members of the Reporting Person.

Such 6,535,676 shares represent 35.15% of the total outstanding Common Stock of the Issuer.

(c)  No transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
               Respect to Securities of the Issuer.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment No.1 to the Schedule 13D is true, complete and correct.

Date: March 5, 2009

/s/ Tao Li
Name: Tao Li